[COLLINS STEWART LETTERHEAD]




                                     September 19, 2007



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Tom Jones

         Re:      CVD Equipment Corporation
                  Registration Statement on Form S-1
                  File No. 333-144336

Dear Mr. Jones:

     We are acting as representative of the underwriters of the proposed offering of 1,250,000 shares of common stock of CVD Equipment Corporation (the "Company") covered by the above-referenced Registration Statement.

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby join in the request of the Company to accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m. (Washington D.C. time) on September 19, 2007, or as soon thereafter as practicable.

     Thank you for your attention to this matter.

                                  Very truly yours,

                                  COLLINS STEWART LLC


                                  /s/ Howard R. Sutherland


                                  By:
                                     ----------------------------------
                                     Name:   Howard R. Sutherland
                                     Title:  Managing Director - General Counsel